Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the nine
months ended
(dollars in thousands)	September 30, 2011
Income before loss from unconsolidated entities, income taxes and noncontrolling interest	$147,525

Interest expense
Senior notes payable and other debt	170,046
Distributions from unconsolidated entities	2,138

Earnings	$319,709

Interest
Senior notes payable and other debt expense	$170,046

Fixed charges	$170,046

Ratio of Earnings to Fixed Charges	1.88